Exhibit 99.1

PRESS RELEASE
Friday 14 November 2025 – 8 a.m. CET

CMB.TECH ANNOUNCES Q3 2025 RESULTS ON 26/11/2025

ANTWERP, Belgium, 14 November 2025– CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMBT”, “CMB.TECH” or “the Company”) will release its third quarter 2025 earnings prior to market opening on Wednesday 26 November 2025 and will host a conference call at 8 a.m. EST / 2 p.m. CET to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	26 November 2025
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q3 2025 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/c0e3e44b-69f5-4d83-aeb0-7ffa0ce4b5a5@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 520 663 159#

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Friday 14 November 2025 – 8 a.m. CET

Announcement Q3 2025 results – 26 November 2025

About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech